BB 3/3

[redacted]

SECURI 09057787 ON

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PROCESSED
MAR 1 2 2009
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 River Road Suite 1000
(No. and Street)

Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Stokarski 484-530-1506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC Mail Processing Section
FEB 2 4 2009
Washington, DC
111

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/11

OATH OR AFFIRMATION

I, _Craig Stokarski____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Nationwide Fund Distributors LLC ____________________, as of ________________December_31, 2008 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_None.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KELLY O'NEILL, Notary Public
Conshohocken Boro., Montgomery County
My Commission Expires August 13, 2012

Notary Public

Signature

_Financial and Operations Principal __________
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Nationwide Fund Distributors LLC.:

In planning and performing our audit of the financial statements and supplemental schedules of Nationwide Fund Distributors LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

KPMG

conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, PA

February 16, 2009

KPMG

NATIONWIDE FUND DISTRIBUTORS LLC

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

Nationwide Fund Distributors LLC:

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Fund Distributors LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 16, 2009

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	17,330,346
Fee-related receivables		3,247,349
Deferred sales commissions, net		1,932,626
Receivable from affiliates		570
Prepaid expenses		24,872
Total assets	$	22,535,763

Liabilities and Member's Equity

Liabilities:		
Fees payable to broker-dealers	$	3,194,479
Accounts payable and other accrued expenses		188,527
Payable to affiliates		75,232
Total liabilities		3,458,238
Member's equity		19,077,525
Total liabilities and member's equity	$	22,535,763

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2008

Revenues	$	52,041,133
Expenses:		
Sales commissions to broker-dealers		47,518,662
Amortization of deferred sales commissions		2,599,302
Operating expenses allocated from affiliates		1,731,878
Licenses and fees		194,612
Other operating expenses		183,673
Total expenses		52,228,127
Net loss	$	(186,994)

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Changes in Member's Equity

Year ended December 31, 2008

Balance, December 31, 2007	$	19,264,519
Net loss		(186,994)
Balance, December 31, 2008	$	19,077,525

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(186,994)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of deferred sales commissions		2,599,302
Changes in assets and liabilities:		
Decrease in fee-related receivables		1,880,385
Increase in receivable from affiliates		(570)
Increase in deferred sales commissions, net		(931,571)
Decrease in prepaid expenses		393,219
Decrease in fees payable to broker-dealers		(1,275,368)
Increase in accounts payable and other accrued expenses		143,000
Decrease in payable to affiliates		(213,768)
Net cash provided by operating activities		2,407,635
Cash and cash equivalents at beginning of year		14,922,711
Cash and cash equivalents at end of year	$	17,330,346

See accompanying notes to financial statements.

(1) Organization

Nationwide Fund Distributors LLC (the Company) is organized under the laws of the state of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), and an indirect wholly owned subsidiary of Nationwide Financial Services, Inc. (NF), a majority-owned subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds (the Funds), which comprises 94 mutual funds with approximately $24.8 billion in net assets under management as of December 31, 2008. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

On August 6, 2008, NF entered into a definitive agreement for NMIC to acquire all of the outstanding publicly held Class A common shares of NF for $52.25 per share in cash. The transaction closed on January 1, 2009.

For the year ended December 31, 2008, approximately 69% of revenues were generated by an affiliate broker-dealer from distribution of the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2008.

(c) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using either 1) the straight-line method over a period not to exceed the CDSC required holding period for C shares, 2) the straight-line method over a period ending December 2009 for B shares due to a decision by the Company to no

longer sell B shares as of December 31, 2008 and convert all existing B shares to other share classes by December 2009 or 3) using an alternate method based on a separate agreement with Aberdeen Asset Management Inc. (see below). The 12b-1 distribution fees are included in sales charges in the statement of operations. CDSCs received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Total CDSCs received by the Company for 2008 were $897,982. Amortization of deferred sales commissions was $2,599,302 for the year ended December 31, 2008, and is included in the accompanying statement of operations.

On June 22, 2008, 26 of the Funds were sold to Aberdeen Asset Management Inc. (Aberdeen). Based on the terms of the transaction, Aberdeen continues to pay the Company 12b-1 and CDSC fees on these funds for 30 and 12 months for B and C shares, respectively, related to the remaining amount of deferred sales commissions on these funds. The remaining B share costs for these funds are amortized using the straight-line method over the 30-month period per the sale agreement and the C share costs are amortized pro rata over the 12-month period per the sale agreement.

(d) ***Fees Payable to External Broker-Dealers***

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of December 31, 2008, the Company owed $3,194,479 to broker-dealers for services rendered. The gross fees received are reflected as revenues and, other than those deferred, the amounts paid to broker-dealers are recorded as sales commissions to broker-dealers in the statement of operations.

(e) ***Revenue Recognition***

Revenues are based on the contractual agreements with the Funds and computed as a percentage of managed assets for distribution fees and percentage of gross sales for sales charges. Revenue is recognized as earned.

(f) ***Payments to/Receipts from Affiliates***

The Company and an affiliate, Nationwide Financial Advisors (NFA), have entered into a management agreement by which NFA provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to the management agreement were $1,731,878, which include allocated expenses of $715,447 for compensation and benefits, for the year ended December 31, 2008, and are recorded as operating expenses allocated from affiliates in the accompanying statement of operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2008, the net amount owed by the Company to affiliates was $74,662.

For the year ended December 31, 2008, the Company recorded expenses totaling $36,143,638 for services rendered from affiliated broker-dealers, which amount is included in sales commissions to broker-dealers in the accompanying statement of operations. At December 31, 2008, the Company owed $2,610,598 to those affiliated broker-dealers.

(g) Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2008 would have been $63,840 if the Company was not a disregarded entity.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of 0.25 to 1, with a minimum net capital requirement of $230,548, aggregate indebtedness of $3,458,238, and net capital of $13,774,605.

Schedule 1

NATIONWIDE FUND DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1

December 31, 2008

Net capital:		
Total member's equity from statement of financial condition	$	19,077,525
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to broker-dealers		(3,233,901)
Deferred sales commissions, net		(1,932,626)
Prepaid expenses		(24,872)
Receivable from affiliates		(570)
Fidelity bond deductible in excess of provision allowable by guidelines		(110,951)
Net capital before haircuts on securities		13,774,605
Haircuts on securities:		
Other securities		—
Net capital	$	13,774,605
Aggregate indebtedness:		
Fees payable to external broker-dealers	$	3,194,479
Accounts payable and other accrued expenses		188,527
Payable to affiliates		75,232
Total aggregate indebtedness	$	3,458,238
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)	$	230,548
Excess net capital	$	10,316,367
Ratio of aggregate indebtedness to net capital		0.25%

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying independent auditors' report.

Schedule 2

NATIONWIDE FUND DISTRIBUTORS LLC

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2008

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2008, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

NATIONWIDE FUND DISTRIBUTORS LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2008

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2008, for which instructions to reduce to possession or control action was issued as of December 31, 2008, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	$	—	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	—	—

See accompanying independent auditors' report.

END